UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32408 / January 4, 2017

In the Matter of	)
	)
STIFEL, NICOLAUS & COMPANY, INC.	)
One Financial Plaza	)
501 North Broadway	)
St. Louis, MO 63102	)
	)
CHOICE FINANCIAL PARTNERS, INC.	)
One Financial Plaza	)
501 North Broadway	)
St. Louis, MO 63102	)
	)
1919 INVESTMENT COUNSEL, LLC	)
One South Street, Suite 2500	)
Baltimore, MD 21202	)
	)
ZIEGLER CAPITAL MANAGEMENT, LLC	)
70 West Madison Street, Suite 2400	)
Chicago, IL 60602	)
	)
(812-14721)	)
	)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

Stifel, Nicolaus & Company, Inc. ("Stifel Nicolaus"), Choice Financial Partners, Inc.
("Choice"), 1919 Investment Counsel, LLC ("1919ic"), and Ziegler Capital Management,
LLC ("ZCM") (each an "Applicant" and collectively the "Applicants") (Choice, 1919ic and
ZCM collectively are the "Fund Servicing Applicants") filed an application on December 6,
2016 requesting temporary and permanent orders under section 9(c) of the Investment
Company Act of 1940 ("Act") exempting the Fund Servicing Applicants and any other
company of which Stifel Nicolaus may become an affiliated person (together with the Fund
Servicing Applicants, the "Covered Persons") from section 9(a) of the Act with respect to an
injunction entered by the United States District Court for the Eastern District of Wisconsin on
December 6, 2016.

On December 6, 2016 the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Covered Persons from section 9(a) of the Act (Investment Company Act Release No. 32379) from December 6, 2016 until the Commission takes final action on the application for a permanent order. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations and conditions contained in the application filed by Stifel, Nicolaus & Company, Inc., et al. (File No. 812-14721) that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of the injunction, described in the application, entered by the United States District Court for the Eastern District of Wisconsin on December 6, 2016.

By the Commission.

                    Brent J. Fields
                    Secretary